

February 21, 2025

Bruce Lucas
Chief Executive Officer
Slide Insurance Holdings, Inc.
4221 W. Boy Scout Blvd.
Tampa, FL 33607

>   **Re: Slide Insurance Holdings, Inc.**
>   **Amendment No. 3 to Draft Registration Statement on Form S-1**
>   **Submitted January 22, 2025**
>   **CIK No. 0001886428**

Dear Bruce Lucas:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your response to prior comment 1, as well as your revised disclosure on page 6, which indicates that you intend to close the acquisition of Pawtucket Insurance Company ("PIC") prior to the consummation of your securities offering. Please tell us your consideration of including pro forma financial statements, according to the guidance in Rule 11-01 of Regulation S-X, and financial statements of PIC, according to the guidance in Rule 3-05 of Regulation S-X, in your filing.

2.   We note the statement on page 3 that, "[w]ith the exception of hurricane claims," you manage all aspects of the claims process in-house. Please revise to indicate the

February 21, 2025
Page 2

approximate percentage of claims that relate to hurricanes.

3. Please revise to explain how you use the term "commercial residential" in describing your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 78

4. We note your disclosures on pages 78 and 82 which describe your assumed policies from Citizens and your acquired policies from St. Johns Insurance Company, United Property & Casualty Insurance Company, and Truck Insurance Exchange. Please tell us how you considered whether historical financial information about the acquired and assumed blocks of insurance policies is necessary for investors to understand your future operations. Please include, but do not limit your analysis to, your consideration of the guidance in Rule 11-01(d) of Regulation S-X. If you determine that historical financial information about the acquired and assumed blocks of insurance policies is necessary, please describe the nature of such information that you believe would provide an understanding of your future operations.

5. Please disclose, within the tables and related discussion on pages 78 and 82 or elsewhere in the filing, the rate of renewals on your acquired and assumed policies for each reporting period presented. Please provide these renewal rates disaggregated by source of policy (e.g., Citizens Policies, UPC Policies, Organic Policies, etc.).

6. We note your disclosure that the increase in net premiums written in the nine months ended September 30, 2024, was, among other reasons, a result of the acquisition and subsequent renewals of Florida homeowners' policies from Truck Insurance Exchange, a subsidiary of Farmers Insurance Company, Inc. ("Farmers"). Please tell us why the Farmers Policies are reflected in the "New policies written" row in your table on page 78, when you describe these as acquired policies. Please revise your disclosure as needed.

Expenses, page 79

7. We note your disclosure on page 83, which identifies and quantifies catastrophe losses included in your amount of losses and loss adjustment expenses incurred, net, for the years ended December 31, 2023 and 2022. Please revise your disclosure on page 79, or elsewhere in the filing, to provide a similar quantification and discussion of catastrophe losses recognized in the nine months ended September 30, 2024 and 2023, as well as a discussion of the timing and specific events driving the majority of catastrophe losses recognized during these periods.

Consolidated Balance Sheets, page F-2

8. Please revise your presentation on the face of the balance sheet, of both the annual and interim financial statements, to include the number of issued and outstanding shares of common stock. Please refer to Rule 5-02 of Regulation S-X.

Notes to Consolidated Financial Statements for the nine months ended September 30, 2024 and 2023
1. Nature of Business and Significant Accounting Policies, page F-7

9.   We note your disclosure on page F-8 of the number of issued and outstanding shares of common stock and preferred stock as of December 31, 2023 and 2022. Please revise your filing to provide the number of issued and outstanding shares as of the relevant balance sheet dates in your interim financial statements.

Notes to Consolidated Financial Statements for the years ended December 31, 2023 and 2022
1. Nature of Business and Significant Accounting Policies, page F-28

10.   We note your response to prior comment 2 and reissue. We note that your response describes the accounting for the policies assumed from Citizens as reinsurance. However, we also note that you have certain acquired policies, such as those from St. Johns Insurance Company, United Property & Casualty Insurance Company ("UPC"), and Farmers. Please describe your accounting policy for the acquired insurance policies, including, for example:
  - whether the policies are acquired on a prospective basis, similar to the policies assumed from Citizens;
  - any assets or liabilities that you initially recognize at acquisition, and how they are measured;
  - whether consideration is exchanged for the acquired policies; and
  - how you account for any difference that may exist between the fair value of the acquired policies and the amount that you initially measure and recognize on your financial statements at acquisition.
  Please revise your disclosure as appropriate and tell us the authoritative guidance upon which you relied.

25. Variable Interest Entities, page F-62

11.   We note your disclosure of $107.2 million and $51.9 million at December 31, 2023 and 2022, respectively, of restricted cash and cash equivalents held by your consolidated variable interest entity ("VIE"), which "can be used only to settle specific reinsurance obligations of the VIE as of the dates presented." Please revise your presentation on the face of the balance sheet to separately present, and clearly label, these amounts. Please refer to ASC 810-10-45-25.

General

12.   We note revised disclosure regarding the Substantial Ownership Requirement. Please revise such references to include the pertinent quantitative threshold(s). Additionally, please revise to identify the document(s) and specific provision(s) establishing the requirement.

        Please contact Katharine Garrett at 202-551-2332 or Lory Empie at 202-551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Richard D. Truesdell, Jr., Esq.